                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                         Greate Bay Casino Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   391546108
                 --------------------------------------------
                                (CUSIP Number)

       William D. Pratt, Executive Vice President, Secretary and General
                    Counsel, Greate Bay Casino Corporation,
         200 Decadon Drive, Suite 100, Egg Harbor Township, New Jersey
                           08234-3899 (609) 407-7440
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                             Communications)


                               DECEMBER 29, 1998
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
-----------------------
  CUSIP NO. 391546108
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward T. Pratt III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF             314,698 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              82,510 (2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           232,188 (3)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        314,698

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)

        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        6.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
        IN
------------------------------------------------------------------------------

(1) Represents (a) Common Stock owned of record by Edward T. Pratt III (82,510 shares) and (b) Common Stock owned of record by Sharon R. Naftel (77,396 shares), Diana Pratt Wyatt (77,396 shares) and Carolyn S. Hickey (77,396 shares), which are subject to a proxy giving Edward T. Pratt III the sole power to vote such shares.

(2) Represents Common Stock owned of record by Edward T. Pratt III (82,510 shares).

(3) Represents Common Stock owned of record by Sharon R. Naftel (77,396 shares), Diana Pratt Wyatt (77,396 shares) and Carolyn S. Hickey (77,396 shares), which are subject to a proxy that prohibits transfers of such shares without Edward T. Pratt III's consent.

     This Amendment No. 2 to Schedule 13D (this "Amendment") amends and replaces in its entirety the Amendment No. 1 to Schedule 13D filed by Edward T. Pratt III and E. Pratt Family Trust (the "Trust") by furnishing the information set forth below.

Item 1.   Security and Issuer.
------    -------------------

          This statement relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of Greate Bay Casino Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 200 Decadon Drive, Suite 100, Egg Harbor Township, New Jersey 08234-3899.

Item 2.   Identity and Background.
------    -----------------------

          This statement is filed on behalf of Edward T. Pratt III (the "Reporting Person"). The Reporting Person expressly disclaims the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between himself and any other person, with respect to the Common Stock.

          The Reporting Person's business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240, and his present principal occupation or employment at such address is serving as a director and the President and Chief Operating Officer of Hollywood Casino Corporation ("Hollywood") and as the President and Chief Operating Officer of the Company. Hollywood owns and operates distinctive Hollywood-themed casino entertainment facilities under the service mark Hollywood Casino in Aurora, Illinois and Tunica County, Mississippi. The Company owns and operates the Sands Hotel and Casino in Atlantic City, New Jersey.

          The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          The Reporting Person has not, during the last five years, been a party to a court proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amounts of Funds or Other Consideration.
------    --------------------------------------------------

          Not applicable.

Item 4.   Purpose of the Transaction.
------    --------------------------

          In the prior Amendment No. 1 to Schedule 13D filing to which this Amendment relates (the "Prior Schedule"), the Reporting Person was reported as owning of record 5,533 shares of Common Stock. In this Amendment, the Reporting Person is reported as owning of record 82,510 shares of Common Stock. The 77,396 share increase to the Reporting Person's record ownership is attributable to 33,537 shares of Common Stock that were obtained as a partnership distribution upon dissolution (the "Partnership Dissolution") of E.T. Pratt Co. No. 1 (the "Partnership") and 43,859 shares of Common Stock that were obtained upon dissolution (the "Trust Dissolution") of the Trust, less 419 shares of Common Stock that the Reporting Person sold in an open market transaction on December 23, 1998. The Partnership Dissolution and Trust Dissolution both occurred on December 29, 1998.

          In the Prior Schedule, the Reporting Person was reported as having sole voting power and sole dispositive power over 335,962 shares of Common Stock owned of record by the Trust. The Reporting Person was the Trustee of the Trust. The shares of Common Stock owned by the Trust have been distributed to its beneficiaries in the Trust Dissolution.

          Prior to the Trust Dissolution, the Reporting Person, Sharon R. Naftel, Diana Pratt Wyatt, Carolyn S. Hickey and one other individual were the beneficiaries of the Trust. In the Trust Dissolution, the Reporting Person received 43,859 shares of Common Stock, Sharon R. Naftel received 43,859 shares of Common Stock, Diana Wyatt Pratt received 43,858 shares of Common Stock, Carolyn S. Hickey received 43,858 shares of Common Stock and the other beneficiary received 175,434 shares of Common Stock. None of the beneficiaries of the Trust paid any consideration for the shares of Common Stock received in the Trust Dissolution.

          Prior to the Partnership Dissolution, the Reporting Person, Sharon R. Naftel, Diana Pratt Wyatt, Carolyn S. Hickey and the Trust were general partners of the Partnership. In the Partnership Dissolution, the Reporting Person received 33,537 shares of Common Stock, Sharon R. Naftel received 33,537 shares of Common Stock, Diana Pratt Wyatt received 33,538 shares of Common Stock, Carolyn S. Hickey received 33,538 shares of Common Stock and the Trust received 14,906 shares of Common Stock as partnership distributions. The shares of Common Stock received by the Trust in the Partnership Dissolution were distributed in the Trust Dissolution. None of the general partners of the Partnership paid any consideration in return for the shares of Common Stock received in the Partnership Dissolution.

          Sharon R. Naftel, Diana Pratt Wyatt and Carolyn S. Hickey have entered into a voting trust agreement (the "Proxy") with the Reporting Person with respect to the shares of Common Stock received by them in the Trust Dissolution and the Partnership Dissolution. The Proxy irrevocably grants to the Reporting Person the power to vote such shares of Common Stock and also provides that the shares of Common Stock subject to the Proxy may not be transferred without the Reporting Person's approval. Sharon R. Naftel, Diana Pratt Wyatt and Carolyn S. Hickey have agreed in the Proxy that they will not attempt to exercise any control or influence over the Reporting Person with respect to voting of the shares of Common Stock that are subject to the Proxy. The term of the Proxy is until December 31, 2001. The Reporting Person paid no consideration in return for the Proxy.

          The Reporting Person holds his shares of Common Stock for investment purposes. The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          The Reporting Person reserves the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of his investment goals, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     (a) The Reporting Person owns of record 82,510 shares of Common Stock (representing approximately 1.6% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Persons). The Reporting Person may be deemed to be the beneficial owner of an aggregate of 314,698 shares of Common Stock (representing approximately 6.1% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Persons), which number includes, in addition to the 82,510 shares owned of record by him; 77,396 shares owned of record by Sharon R. Naftel that are subject to the Proxy; 77,396 shares owned of record by Diana Pratt Wyatt that are subject to the Proxy; and 77,396 shares owned of record by Carolyn S. Hickey that are subject to the Proxy.

          The Reporting Person hereby expressly disclaims the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between himself and any other person, with respect to the Common Stock.

     (b) The Reporting Person has sole voting power and sole dispositive power with respect to the 82,929 shares of Common Stock owned of record by him.

          The Reporting Person has sole voting power and shared dispositive power with respect to the 77,396 shares of Common Stock owned of record by Sharon R. Naftel, the 77,396 shares of Common Stock owned of record by Diana Pratt Wyatt and the 77,396 shares of Common Stock owned of record by Carolyn S. Hickey.

     (c) The only transactions by the Reporting Person in the Common Stock of the Company during the past 60 days are the Partnership Dissolution, the Trust Dissolution, the Proxy and the open market sale of 419 shares of Common Stock described in Item 4 above. The descriptions of the Partnership Dissolution, the Trust Dissolution, the Proxy and the open market sale in Item 4 are hereby incorporated by this reference.

     (d) The Reporting Person has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 82,510 shares of Common Stock owned of record by him.

          To the best of the Reporting Person's knowledge, Sharon R. Naftel has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 77,396 shares of Common Stock owned of record by her and that are subject to the Proxy.

          To the best of the Reporting Person's knowledge, Diana Pratt Wyatt has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 77,396 shares of Common Stock owned of record by her and that are subject to the Proxy.

          To the best of the Reporting Person's knowledge, Carolyn S. Hickey has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 77,396 shares of Common Stock owned of record by her and that are subject to the Proxy.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
------    ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          On December 29, 1998, the Reporting Person entered into the Proxy with Sharon R. Naftel, Diana Pratt Wyatt and Carolyn S. Hickey. Pursuant to the Proxy, Sharon R. Naftel, Diana Pratt Wyatt and Carolyn S. Hickey irrevocably granted to the Reporting Person all voting rights with respect to the shares of Common Stock owned by them and agreed not to attempt to exercise any control or influence over the Reporting Person with respect to voting such shares of Common Stock. The Proxy further provides that the shares of Common Stock subject to the Proxy may not be transferred without the Reporting Person's approval. The term of the Proxy is until December 31, 2001.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

     7.1 Voting Trust Agreement, dated December 29, 1998, among Sharon R. Naftel, Diana Pratt Wyatt, Carolyn S. Hickey and Edward T. Pratt III.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 1999

                                    EDWARD T. PRATT III


                                    /s/ Edward T. Pratt III
                                    --------------------------------------

                                       7